Exhibit 99.4

CONSENT OF EXPERT

FILED BY SEDAR

May 17, 2012

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Lake Shore Gold Corp.

Re:	Press Release issued April 2, 2012, entitled, “Lake Shore Gold Announces Reserve Estimate for Timmins West Mine, New Reserve to Support Next Five Years of Production” (the “Release”)

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Ralph Koch, P. Geo., to the public filing of the technical report entitled “43-101 Technical Report, Prefeasibility Study And Mineral Reserve Estimate For Timmins West Mine, Timmins, Ontario, Canada” dated May 14, 2012 (the “Report”) and to the inclusion of extracts from, or a summary of, the Report in the written disclosure contained in the Release.

I hereby confirm that I have read the written technical disclosure contained in the Release, and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

Signed “Ralph Koch”

Ralph Koch, P. Geo.